[KAISER ALUMINUM LETTERHEAD]
July 2, 2010
Ms. Pamela Long
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation Amendment No. 1 to Registration Statement on Form S-3 Filed June 22, 2010, File No. 333-165869
Dear Ms. Long:
     Set forth below is the response of Kaiser Aluminum Corporation (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the letter received by facsimile on June 28, 2010, concerning the above referenced filing (the “Registration Statement”).
     For ease of reference, we have included the text of the Staff’s comment in bold-face type below, followed by the Company’s response.
General
1.	We note that you have reduced the number of shares being offered by the selling security holder from 4,392,265 to 3,708,922 shares. Please revise the fee table on the front cover page of the registration statement to reflect the reduction in registered shares. In addition, please have counsel revise its opinion accordingly.
Response: In response to the Staff’s comment, we revised the “Calculation of Registration Fee” table on the front cover page of the Registration Statement to reflect a reduction in the number of shares of common stock of the Company being offered by the selling stockholder from 4,392,265 to 3,708,922 shares and filed an opinion of Jones Day revised to reflect the reduction.
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Ms. Pamela Long
Securities and Exchange Commission
July 2, 2010

     If you have any questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1767, or Troy B. Lewis at (214) 969-3721 or Charles T. Haag at (214) 969-5148 of Jones Day.
Very truly yours,
/s/ John M. Donnan
John M. Donnan

cc:	Daniel J. Rinkenberger, Kaiser Aluminum Corporation Melinda C. Ellsworth, Kaiser Aluminum Corporation Troy B. Lewis, Jones Day Charles T. Haag, Jones Day